FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Winterstern, Henry D.	2. Issuer Name and Ticker or Trading Symbol METRO-GOLDWYN-MAYER INC. (MGM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Winterstern & Associates 825 Saint-Antoine West, C.P. 344, Floor F, 2-Fundy	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/31/02
(Street) Montreal, Quebec H5A 1B5 CANADA		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/31/02		A		470	A	$13.29	2,795	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ William A. Jones William A. Jones as Attorney in Fact for Henry D. Winterstern **Signature of Reporting Person	11/01/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below (the
"Undersigned") hereby constitutes and appoints WILLIAM A. JONES and JAY RAKOW his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for, and in the name, place and stead of, the
Undersigned in his or her capacity as a director and/or officer of METRO-
GOLDWYN-MAYER INC. (the "Company"), to sign any and all Forms 3, 4 and 5 pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Act") and to file the same with the Securities and Exchange Commission and any stock exchange or similar authority, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the Undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitution or substitutes, may lawfully do or cause to be done by virtue hereof.

The Undersigned hereby acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the specific request of the Undersigned, are not assuming, nor is the Company assuming, any of the Undersigned's responsibilities to comply with Section 16 of the Act.

This Power of Attorney shall remain in full force and effect as to Undersigned until he or she is no longer required to file Forms 3,4 or 5 with respect to his or her holdings of, or transactions in, securities issued by the Company, unless earlier revoked by the Undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated:  August 7, 2002.

/s/ James D. Aljian                       /s/ Frank G. Mancuso
__________________________                ________________________
JAMES D. ALJIAN                           FRANK G. MANCUSO

/s/ Francis Ford Coppola                  /s/ Christopher McGurk
_________________________                 ________________________
FRANCIS FORD COPPOLA                      CHRISTOPHER McGURK

/s/ Willie D. Davis                       /s/ Priscilla Presley
__________________________                ________________________
WILLIE D. DAVIS                           PRISCILLA PRESLEY

/s/ Michael R. Gleason                    /s/ Henry D. Winterstern
__________________________                ________________________
MICHAEL R. GLEASON                        HENRY D. WINTERSTERN

/s/ Alexander M. Haig, Jr.                /s/ Alex Yemenidjian
__________________________                ________________________
ALEXANDER M. HAIG, JR.                    ALEX YEMENIDJIAN

/s/ Kirk Kerkorian                        /s/ Jerome B. York
___________________________               ________________________
KIRK KERKORIAN                            JEROME B. YORK